Exhibit T3E.6

Script of Video Announcement

[Open with some footage from previous commercial – possibly “The Flood” where talks about Kinney employees and community.]

Craig: Good morning fellow Kinney shareholders and employees!  We have an important announcement to make, and we think this video is the best way to reach everyone. Now before your minds wander too far, let me assure you that we are not selling the company to Walgreens, Rite Aid, or to anyone else!

In fact, we are here today to talk about ownership transition – and a strategy the Board of Directors is recommending we pursue in order to address some short and long-term challenges relative to our ownership structure as it currently exists.

Now before we get too far into discussing what is being proposed, I’d like to introduce the people sitting with me today.  I’m Craig Painter, chairman and chief executive officer.  Many of you will recognize the man to my left.  This is Rich Cognetti, Kinney’s former Chairman and CEO who retired as Chairman in December 2006.  Also with us is Steve McCoy, Kinney’s chief financial officer, and Bridget-Ann Hart, our president and chief operating officer.

We thought it was important to share some of the background and rationale behind the ownership transition the Board of Directors is recommending.  As part of its strategic planning process, the board has been evaluating the

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long-term viability of Kinney’s ownership structure. We engaged Duff & Phelps as our financial advisor 18 months ago to assist us in evaluating ownership structures that would best enable us to fairly and equitably restructure our long-term growth. Duff & Phelps is nationally renowned for their experience working with privately held companies similar to Kinney to successfully address ownership transition.

The challenges we face today are two-fold.  First - 62% of Kinney stock is held by baby boomers and those who are at or nearing retirement age.  Secondly - 60% of Kinney stock is owned by individuals who are not currently employed by the company, which is inconsistent with Kinney’s goal of being employee-owned.  As these two issues converge, we anticipate that requests to buy back company stock will increase. This will have a significant impact on the company’s cash flow.  The Board is recommending a course of action that will allow us to meet these requests to repurchase company stock while remaining independent and privately held for the long-term.

 Steve will show you some of the numbers we’ve been looking at in a moment….

Steve: I will, but first let me point out that what we are faced with today is really a byproduct of our success, as well as the natural progression of an ESOP company.

Craig: I agree.  I also think it’s important to keep in mind that the company is the only one that can legally buy Kinney stock.  Said another way, you

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cannot sell your Kinney stock to anyone other than the company.  For this reason, the Board took a serious look at the liability related to buying back stock from shareholders of record and participants in the ESOP/401(k) Plan.  We projected it out over time and have assessed the company’s ability to fund requests as needed.

With this liability in mind, the Board evaluated a number of strategic options, which included taking the company public, bringing in an outside investor, or selling to a strategic buyer.  We determined that none of these options provided the company with a strategy that was consistent with the Board’s overriding objective of remaining a financially strong, independent, privately held company.

The strategy we are proposing today allows Kinney to remain independent and privately held, with the ability to effectively manage future cash flow requirements and realize significant tax savings.  It gives the company the ability to buy the shares held by shareholders of record, offering them some immediate cash along with longer-term payout.  Finally, this strategy allows us to enhance employee ownership, making the ESOP/401(k) Plan the sole, immediate owner of Kinney stock.

I’m going to turn this to Steve, who will show you exactly who currently owns Kinney.

Steve: Thanks, Craig.  As I said earlier, this transition is a byproduct of our success, and the natural progression of an employee owned company.  The reality is we’ve created wealth for our shareholders.  The natural outcome of

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this success is that the value of the obligation to buy back stock has increased.  We refer to this as the “repurchase obligation.”

It’s interesting to see how Kinney’s ownership has changed over time.  As a result of estate planning, donations, and other stock transfers, the ownership of the company has shifted away from active employees.  As Craig mentioned earlier, of the total number of shares outstanding, 60% are held by individuals who are not currently employed by Kinney. [cut to Kinney Ownership Today – Employment pie chart].  [Pie charts appear on screen while Steve is talking].

And the ESOP/401(k) Plan only holds 38 percent of Kinney’s stock. [cut to Kinney Ownership Today – Plan pie chart].

It’s also worth noting the ages of our shareholders, many of whom are baby boomers.  If you look at this graph [cut to Kinney Ownership Today – Age bar graph], $135 million of Kinney stock is held by shareholders of record who are baby boomers and individuals at or nearing retirement age.

The financial needs of these shareholders have required the Board to plan for repurchase obligation in the near future.  It’s not something that’s 10 years away; in fact, recent repurchases illustrate this is already happening, as indicated in this graph.  In just the last two years, stock sold back to the company has increased sharply – totaling almost $30 million.  This is cash that comes out of the day-to-day cash flow of the company.

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Rich: Before we continue, I’d like to step back a moment and say a few words about our heritage.  Kinney has been in business as an independent, privately held company from its inception in 1903.  And employee ownership has long been a part of our culture.  Our commitment to employee ownership was enhanced further in 1984 when the ESOP was put in place.  What we could not foresee is that former employees would hold on to their stock to the degree that they have.

Our company has grown and flourished, developing into one of the leading, premier regional drug chains in the country.  Our level of success has exceeded our expectations.  This is a testament to all of us – current and former Kinney employees.  What the Board is recommending is really a continuum of the ongoing – or the next phase – of our ownership transition. Many of you were here at the time we created the ESOP, as a vehicle for rewarding the employees who’ve been key to Kinney’s success by providing ownership in our company.  What is exciting to me about this recommendation is that it enhances and perpetuates a core part of our culture – employee ownership.  And I think it is the right thing for the company.

Craig: Thanks Rich.  So by now you’re probably all wondering, “What does this look like – how will ownership be transitioned to the ESOP/401(k) Plan?”

Steve will walk through the process for you.

Steve: The first part of this transition is an offer to buy the stock from Kinney shareholders of record, who hold 62% of Kinney’s ownership.

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Today, these shareholders received a comprehensive packet of materials that describes the terms of that offer to buy their stock.  The total cost of buying this stock is approximately $138 million, which Kinney will pay with a combination of debt (about $41 million) and the remainder will be paid by issuing Promissory Notes.

The company intends to conclude the exchange by April 17.  Once that is completed, Kinney will elect to be taxed as an S corporation, which is a key part of this transition.

Let me explain… A company organized as a C corporation, which we currently are, pays taxes on its earnings, and the tax rate is approximately 40 percent.  This means that Kinney pays 40 cents on every $1 of earnings it generates.  In 2007, Kinney paid $8 million in federal and state income taxes.

A company organized as an S corporation does not pay taxes on its earnings; the taxes are passed on to its shareholders.  Upon completion of the exchange, the only shareholder Kinney will have is the ESOP/401(k) Plan, which is a tax-exempt entity.  This means Kinney will no longer pay federal and state income taxes!

We estimate Kinney will realize approximately $80 million in tax savings over the next seven years, which will provide extra cash flow that the company can use to pay off debt and reinvest in the business.

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In order to realize this tax savings, the company’s goal is to be 100 percent owned by a single shareholder – the ESOP/401(k) Plan.  Another way to look at it is, even though there are hundreds of people inside the plan, the plan is treated (for tax purposes) as a single shareholder.  That’s why it’s critical that all shareholders of record exchange their stock during this offering period.

We’re pretty excited about the terms of this offer and what it means, and we hope you are too.

Craig: Steve focused primarily on the exchange offer to Kinney’s shareholders of record.  But you know – there is another important population who will also receive significant benefits from this transition.

Bridget: You’re right, Craig.  This transition will create even more ownership for our current Kinney employees, enabling greater participation in our company’s future success.  For example, you know that Kinney currently contributes 3% of each employee’s compensation to the ESOP every year as a safe harbor contribution.  Beginning in 2008, the Board intends to make an additional contribution in the amount of 7% of compensation to the ESOP.  This means the total annual ESOP contribution will approximate 10% of compensation.  While this is not a guarantee, it is the Board’s intent to continue this level of benefit as we move forward. The financial modeling we have conducted indicates this is possible as long as the company remains financially strong and viable.

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This contribution is important for two reasons: (1) the company will be providing ownership at no cost to its employees at a much faster pace than in the past, and (2) the amount of this contribution is much higher than industry averages, giving Kinney the ability to retain and reward our valued employee owners.

As you all know, great customer service is what differentiates Kinney from its competition, and has been the primary reason Kinney continues to be successful in this competitive environment.  Great customer service is the Kinney edge – and employee ownership helps foster that edge. That same employee-ownership has created the kind of environment and culture where employees aren’t just a number.  You have the ability to speak up and be heard, and you have told us time and again how important that is to you. Our commitment to customer service and employee ownership is a very special part of our Kinney culture, and as employee owners of Kinney, we will each continue to benefit from the company’s success.

Our Kinney culture is very special, and for over a century, we have worked very hard to sustain that culture, by remaining independent and privately held.

It would be hard to imagine being anything but the Kinney we are today.  Craig, Rich, Steve, and I are all confident that the shareholders of record and Kinney employees will see why the successful accomplishment of this exchange offer is critical to our future as Kinney.

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Craig: Thanks, Bridget.  Well now you know, and hopefully have a better idea, of what is being recommended by our Board of Directors.  With this announcement, you have received a packet of information of what is being recommended.  If you are a shareholder of record, your packet will contain the legal documents and forms related to the exchange offer.

Employees and participants in the ESOP/401(k) Plan – your packet will contain information about some of the changes to the plan that will be made as part of becoming a 100% employee-owned company.

One final note: Openly communicating change is a part of Kinney’s tradition.  In connection with this ownership transition, we’ve also developed a communication plan to ensure you understand what is transpiring, have the opportunity to ask questions, and are fully informed.

Over the next few weeks, we will be conducting informational meetings – and we’ve opened a help line and established an email box for you to get answers to your questions.

Bridget:  And please feel free to email or call any of us – we’re available!

Craig: On behalf of the board, I’d like to thank all of you for listening today and for your support as we continue to grow the company.  We are excited about the future at Kinney and hope you are also!

Thanks.

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[Fade out to Kinney logo… determine which footage to close with.]

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